 Exhibit 99.1

For Immediate Release - Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CONFERENCE CALL ON FOURTH QUARTER AND YEAR END 2015 RESULTS AND RESERVES

CALGARY, ALBERTA (March 14, 2016) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) plans to release its fourth quarter and year end 2015 operational and financial results as well as its 2015 year end reserve information at 12:05 am MT / 2:05 am ET on Wednesday March 16, 2016. Additionally, Bellatrix will host a conference call to discuss its fourth quarter and year end results and reserves on March 16, 2016 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until March 23, 2016 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 48923171 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com